UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-11543

The Rouse Company

(Exact name of registrant as specified in its charter)

10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456, (410) 992-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

7.2% Notes due September 15, 2012

8% Notes due April 30, 2009

3.625% Notes due March 15, 2009, only with respect to Rule 12g-4(a)(1)(i)

5.375% Notes due November 26, 2013, only with respect to Rule 12g-4(a)(1)(i)

(Title of each class of securities covered by this Form)

3.625% Notes due March 15, 2009, only with respect to Section 15(d) of the Exchange Act

5.375% Notes due November 26, 2013, only with respect to Section 15(d) of the Exchange Act

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, The Rouse Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 12, 2004	By:	/s/ Bernard Freibaum

			Name:	Bernard Freibaum
			Title:	Vice President